UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006.
Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date March 2, 2006

POSITIVE DATA FROM NOVOGEN INFLAMMATORY BOWEL DISEASE DRUG PHASE I CLINICAL TRIAL

A recently completed Phase 1 clinical trial of a new drug to treat inflammatory bowel disease has demonstrated rapid absorption indicating potential for development as an oral therapy.

The drug, NV-52, is an anti-inflammatory compound developed by Australian pharmaceutical company, Novogen Limited.

The Phase I study was conducted at the Gold Coast Hospital under the direction of clinical pharmacologist, Professor Laurie Howes, Professor of Pharmacology and Therapeutics at Griffith University and a Professor of Medicine at Bond University.

NV-52 is a synthetic analogue based on the phenolic structure of naturally-occurring isoflavones, well known for their range of health benefits when consumed in certain foods and is undergoing development as an orally-delivered non-toxic agent for the maintenance of remission in inflammatory bowel disease.

NV-52 was given orally to 6 healthy young male volunteers as a single dose. Plasma and urine samples were taken immediately prior to drug administration and up to 48 hours following drug administration.

After the initial appearance of the drug in plasma, levels rose rapidly in all subjects indicating rapid absorption. The drug appeared to have reasonably consistent bioavailability in all 6 subjects.

Maximum plasma concentrations occurred approximately 4 hours after drug administration and the plasma half life (time at which half of the drug was eliminated) was approximately 8 hours.

Importantly, there were no adverse events reported during the study.

Professor Howes said the results indicated that NV-52 given as an oral dose was rapidly absorbed and produced appreciable plasma levels in all volunteers.

“These results indicate that oral therapy with the drug is feasible,” Professor Howes said.

The completion of this study in human volunteers is the first step in the clinical development of the drug, demonstrating its safety and the mechanics of accumulation and elimination in humans.

Inflammatory bowel disease, which includes ulcerative colitis and Crohn’s disease, affects around 1 in 1,000 individuals causing pain, diarrhoea, rectal bleeding, weight loss and fatigue and may progress to bowel perforation. Moreover it is believed that such conditions may predispose affected individuals to colon cancer.

The cause of these diseases is poorly understood and no current management strategy is effective.

Current treatments do not provide a cure, and all produce significant unwanted side effects.

The disease usually recurs, with relapse rates of up to 80 per cent within the first year post-remission.

On this basis, the most effective management strategy is to devise improved maintenance therapy and treatment regimens which prolong the periods of remission without unwanted side effects.

Previous animal studies indicated NV-52 appears to be suited as a maintenance therapy to prevent relapse of disease.

Novogen is an Australian biopharmaceutical company specialising in the development of therapeutics based on the isoflavonoid chemical structure. The Company is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases and phenoxodiol, its lead anti-cancer agent is currently in advanced Phase II clinical trialing with its US listed subsidiary Marshall Edwards Inc. (Nasdaq: MSHL).

More information on the Novogen Group can be found at www.novogen.com and www.marshalledwardsinc.com .

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.